Mail Stop 3-9

							September 17, 2004


Michael Lee
Chief Executive Officer and Chairman of the Board of Directors
AlphaRx, Inc.
200-168 Konrad Crescent
Markham, Ontario, Canada

Re:	AlphaRx, Inc.
	Registration Statement on Form SB-2
	File Number 333-118852

Dear Mr. Lee:

	This is to advise you that we have performed a limited review of the above registration statement and have the following comments.

Registration Fee Table

1. Although you are registering the sale of 93,905,994 shares, the selling security holders table on pages 15-17 lists 96,572,662 shares being offered. Please revise the fee table as appropriate to register the correct quantity of shares.

Selling Security Holders, page 14

2. If any selling shareholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is securities issued to a broker-dealer as compensation for underwriting activities. Please advise us of the broker-dealer status of the selling shareholders and revise the prospectus accordingly.

3. In addition, if a selling shareholder is an affiliate of a broker-dealer, the prospectus must state that:

* the selling shareholder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling shareholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

If a selling shareholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling shareholder is an underwriter. Please revise the prospectus as appropriate.

Exhibit Index, page 50

4. It appears that you have not provided an accountant`s consent, as required by Item 601(b)(23) of Regulation S-B. Please include such a consent with your amended filing.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	David M. Pedley, Esq.
	Pedley Zielke Gordinier & Pence, PLLC
	2000 Meidinger Tower
	Louisville, Kentucky 40202
Michael Lee
AlphaRx, Inc.
September 17, 2004
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